SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.

(Translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n

P.O. Box 837

Willemstad,

Curaçao

(599) (9) 7366277

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On November 29, 2012, Sapiens International Corporation, a Curacao corporation (“Sapiens”), announced that it has signed a definitive agreement with its shareholder Kardan Technologies Ltd. (“Kardan”), pursuant to which Sapiens will buy back from Kardan two million (2,000,000) of Sapiens’ common shares, representing approximately 5% of the total number of Sapiens’ issued and outstanding common shares, at a price of $3.50 per share, for a total consideration of $7 million. The transaction is expected to be consummated shortly after execution of the definitive agreement. The shares that are being bought back by Sapiens will be held as treasury shares.

A copy of the press release announcing the buy-back transaction is appended hereto as Exhibit 99.1.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: November 29, 2012	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

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EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release, dated as of November 29, 2012, issued by Sapiens International Corporation, announcing share buy-back from Kardan Technologies Ltd.

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